Exhibit 99.3

Ascendis Pharma Corporate Responsibility Report 2020 ESG | CSR | SDG As part of the 2020 Annual Report, this document represents Ascendis Pharma A/S’s compliance with Section 99a and 99b of the Danish Financial Statements Act

Our vision is to create new therapies focused on making a meaningful difference in patients’ lives CONTENTS Introduction 4 Ascendis Pharma business model 6 Our sustainability approach 9 Commitment to the patients 10 Respecting people 12 Responsible use of the Planet’s resources 14 Integrity in everything we do 16 Focus areas and goals 2020 . ..18 Future focus areas and goals 19

INTRODUCTION This report constitutes the compliance of Ascendis Pharma A/S with Section 99a (CSR) and Section 99b (Diversity) of the Danish Financial Statements Act. All Ascendis Pharma Group entities are covered by this report. Our approach is described in the present report and is structured into four focus areas covering company policies, actions and goals and describing relevant risks, risk mitigation and future plans based on our due diligence and our social responsibility, as required by Section 99a of the Danish Financial Statements Act. Furthermore, the report discloses our approach to diversity as required by Section 99b of the Danish Financial statements Act. Ascendis Pharma A/S has established corporate policies and rules which govern the compliance of the company, its employees and business partners with relevant regulations, laws and our Code of Business Conduct & Ethics, including policies for Human & Labor Rights, Environment & Climate and Anti-Corruption. Our Corporate Responsibility work includes Corporate Social Responsibility (CSR), Environment Social Governance (ESG) and the Sustainable Development Goals (SDG) relevant to Ascendis Pharma. Our work is driven by our values and our mission of applying our innovative technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Ascendis Pharma strives to create best-in-class products addressing unmet medical needs by applying the TransCon® technologies to parent drugs with clinical proof-of-concept or clinically validated pathways. In 2020, Ascendis Pharma has filed its first application to obtain product approval and strives to launch its first product in the coming reporting year. Governance In 2020, we established the Ascendis Pharma Compliance Committee, which also oversees our future Corporate Responsibility approach and works in close collaboration with our Compliance, Risk & Corporate Responsibility Function to determine our ambitions going forward. The scope of the Committee’s duties is Ascendis Pharma corporate, subsidiaries, joint ventures and any third party acting on behalf of Ascendis Pharma. The Committee is composed of members from the organization as well as two independent board members. Risk assessments Ascendis Pharma has established and implemented an Enterprise Risk Management Framework, which supports us in our daily operations and actions, including assessing, evaluating, and mitigating the risks within the area of Corporate Responsibility. Future plans Our ambition is to build our Corporate Responsibility work into our business strategy and work closely in collaboration with the entire organization to identify relevant key performance indicators along with our growth – first and foremost becoming a fully integrated biopharma company with products on the market addressing unmet medical needs of the patients.

ASCENDIS PHARMA BUSINESS MODEL

Ascendis Pharma is applying its innovative technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients' lives. Guided by our core values of Patients, Science, and Passion, we use our TransCon® technologies to fulfill our mission of developing new and potentially best-in-class therapies that address unmet medical needs.

We put the patient in the center of everything we do, and our values are the principles that guide our work, our interactions and the strategies we define to ensure we deliver according to our mission.

Our unique approach to product innovation starts with identifying unmet medical needs where a clinically validated parent drug or pathway is suitable to our TransCon® technologies. We call this our "algorithm". It helps us select and advance product candidates for our ever-growing pipeline.

Leveraging this strategic approach, we currently have a pipeline of three independent endocrinology rare disease product candidates in clinical development and we are advancing oncology as a second therapeutic focus area. We continue to expand into new therapeutic areas to address unmet patient needs.

Headcount

Permanent employees as of 31 December 2020



217
169
96
Denmark
US
Germany

Ascendis Pharma locations



RESEARCH SITE
Redwood City, California, US
US OFFICE
Palo Alto, California, US
US OFFICE
Princeton, New Jersey, US
HEADQUARTERS
Ascendis Pharma A/S
Hellerup, Denmark
CLINICAL SITE
Berlin, Germany
RESEARCH SITE
Heidelberg, Germany
AFFILIATE
VISEN Pharmaceuticals*
Shanghai, China

VISEN Pharmaceuticals was established in 2018 to develop and commercialize endocrinology rare disease therapies in Greater China. Ascendis Pharma has 50% ownership as of 31 December 2020.

Vision 3x3

Our goal is to achieve sustainable growth through multiple approaches:

- Obtain regulatory approval for three independent endocrinology rare disease products
  - TransCon hGH (lonapegsomatropin) for pediatric growth hormone deficiency
  - TransCon PTH for adult hypoparathyroidism
  - TransCon CNP for achondroplasia
- Grow endocrinology rare disease pipeline through
  - Global clinical reach
  - Pursuing nine total indications, label optimization, and life cycle management
  - New endocrinology products
- Establish global commercial presence for our endocrinology rare disease area
  - Build integrated commercial organization in North America and select European countries
  - Establish global commercial presence through partners with local expertise and infrastructure
- Advance a high value oncology pipeline with one IND or similar filing each year
- Create a third independent therapeutic area with a diversified pipeline

Pipeline

We have a diverse pipeline designed to make a meaningful difference for patients.

Our growing development pipeline of innovative new therapies is driven by the flexibility of our TransCon™ technologies. We have multiple prodrug therapies in development. Each candidate is unique and designed to be a best-in-class therapy.

We have three product candidates in endocrinology rare diseases. And we are advancing multiple candidates in oncology, our second therapeutic area. This pipeline showcases how we apply our scientific approach to address unmet medical needs and aim to improve patients' lives.



PRODUCT CANDIDATE
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
REGULATORY FILING
COMMERCIAL RIGHTS
Endocrinology rare diseases
TransCon hGH (lonapegsomatropin)
Pediatric growth hormone deficiency
BLA/MAA SUBMITTED 2020
Adult growth hormone deficiency
TransCon PTH
Adult hypoparathyroidism
TransCon CNP
Achondroplasia
Oncology
TransCon TLR7/8 Agonist
TransCon IL-2 β/γ

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PATIENTS
SCIENCE
PASSION



We strive to make meaningful improvements in patients' lives. We make business decisions based on patient needs and we do our best every day to realize our products' benefits for patients.

We are driven by science and data. We are dedicated to being curious and diligent when innovating, developing and improving products and processes.



We are passionate about realizing our shared vision and goals. We trust each other's strengths, and when we face challenges, we remain optimistic and commit to working together as one team to achieve extraordinary results.

OUR SUSTAINABILITY APPROACH

Ascendis Pharma is committed to making a difference in patients' lives. Guided by our core values of Patients, Science, and Passion, we utilize our technology platform to create new and potentially best-in-class therapies.

Our Corporate Responsibility approach is built around four pillars and is linked to the UN Sustainability Development Goals (SDGs)*, in alignment with our values and our Code of Business Conduct & Ethics. At Ascendis Pharma, we are committed to running our business in a way that is contributing to a number of targets set to support the Patients, People, Planet, and Integrity.

To make a significant contribution, we have identified four Sustainable Development Goals that are material to our business, our current stage and where Ascendis Pharma could have the most positive impact in 2020. Based on our due diligence and risk assessments, more than ten Focus Areas and Goals for 2020 and ten Future Focus Areas have been set.

*The UN Sustainable Development Goals (SDGs) define the greatest sustainability challenges globally and provide guidelines for the necessary actions.

Patients	People	Planet	Integrity
3 GOOD HEALTH AND WELL-BEING	8 DECENT WORK AND ECONOMIC GROWTH	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	16 PEACE, JUSTICE AND STRONG INSTITUTIONS
"Ensure healthy lives and promote well-being for all at all ages"	*"Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all"*	*"Ensure sustainable consumption and production patterns"*	*"Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels"*

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PATIENTS Commitment to the patients At Ascendis Pharma we make our business decisions based on patient needs and we do our best every day to realize our products’ benefits for patients. We contribute to healthier lives by creating new potentially best-in-class therapeutics to make a meaningful difference in patients’ lives. Ascendis Pharma is committed to investing in innovation. We are driven by science and data and we are dedicated to being curious and diligent when innovating, developing, and improving products and processes. We put patient safety first and comply with applicable health and safety laws to ensure that our products live up to safety, efficacy, and quality standards. It remains an ethical obligation as well as a regulatory requirement that all new pharmaceutical products are tested for their safety and efficacy in animals before they can be administered to humans and ultimately used by patients. At Ascendis Pharma, we continuously strive to minimize the number of and impact on animals used in our research and development programs. Good science and good animal care are inseparable. Continued focus on animal welfare is essential in generating meaningful, high-quality data to support discovery and development of effective medicines to ensure better quality of life and health of patients. We support medical and scientific initiatives aligned with our goal of developing best-in-class therapeutics that address unmet medical needs and provide a meaningful improvement in patients’ lives. Our support is focused on organizations and medical societies that provide education, advocacy, and research in our therapeutic areas of interest. Trust and quality are important factors in our patient-focused journey, which we ensure by, e.g., incorporating and considering holistic patient concerns and experiences into our product development strategies, maintaining quality throughout the supply chain, including testing the safety and efficacy of our product candidates. We are also committed to complying with ethical promotional practices. Key risks Keeping our promise to the patients by addressing unmet medical needs through new products is essential in everything we do. Product innovation is key and not being able to keep our promise is a key risk factor. We ensure product innovation through our research and development and strong patient engagements to ensure effective drug development, as such requires patient input to define needs and benefits. Being a research and development organization, animal experimentation raises continuous ethical questions and it is a high-focus area with potential risks, which should be mitigated. We have set an overall policy for our animal welfare position. Achievements 2020 In 2020, we filed our first BLA / MAA* for our first product candidate, an investigational long-acting human growth hormone prodrug administered weekly that releases somatropin as a potential therapy for children and adults with GHD**. We have established both Global Patient Advocacy and US Governmental Affairs functions reflecting our commitment to advocating for patient interests and broader awareness of unmet medical needs. During 2020, we publicly supported patient advocacy organizations and global awareness days for two rare diseases for which we are developing potential new therapies. Our efforts focused on increasing understanding of the signs and symptoms of these medical conditions. We continue to establish close alliances with patient organizations to maintain an understanding of patient community needs and interests. A process for supporting medical grants and sponsorships has been established for organizations and medical societies that provide education, advocacy, and research in our therapeutic areas of interest. Furthermore, we have established thorough processes for review of communication material to ensure compliance with the legal, regulatory, and medical requirements. Also, we have implemented our overall position in relation to animal welfare, a position which is embedded in our Code of Business Conduct & Ethics and is implemented throughout the entire organization and made available to the public on our website AscendisPharma.com. Future goals and actions Keep focus on ensuring responsible innovation and addressing unmet medical needs by increased patient and caregiver engagement activities. Pursue partnerships with patient advocacy organizations to collaborate on disease education and awareness initiatives. Continue providing medical grants and sponsorships and improve our processes to support compliance. We will increase our focus on animal welfare, supported by the principles of replacement, reduction and refinement when using animals. In brief Focus areas and goals 2020 Status • Medical Grants & Donations – Establish and â^š implement processes and a dedicated Grants Committee. • Compliant Communication – Establish solid â^š processes for legal, medical, and regulatory review of communication material in the US, including establishment of Scientific Review Committee to ensure the scientific basis of our communications. • Raise the awareness of unmet medical â^š needs – Establish two awareness campaigns to support the awareness of hypoparathyroidism and pediatric growth disorders, namely the Hypopara Day (hypoparathyroidism) and Growth Awareness Day (for pediatric growth disorders). • Define Ascendis Pharma overall position on â^š Animal Welfare – Establish and implement overall policy embedded in our Code of Business Conduct & Ethics. Future focus areas and goals • Patient listening and awareness – Initiate drafting of overall patient advocacy framework. • Compliance – Develop solid processes and procedures. • Increased focus on Animal Welfare – Support our Animal Welfare position with further policies and processes. SDG Target “Ensure healthy lives and promote well-being for all at all ages” * BLA: Biologics License Application / MAA: Marketing Authorization Application. ** Growth Hormone Deficiency.

PEOPLE

Respecting people

At Ascendis Pharma, we take responsibility for and comply with relevant health and safety laws and ensure that we conduct business in a manner that protects the health, safety and well-being of Ascendis Pharma employees and our surroundings.

Our corporate culture is established on the foundation of our values and leadership principles and is characterized by our passion for patients and science and our commitment to helping people grow. We trust each other's strengths, and when we face challenges, we remain optimistic and commit to working together as one team to achieve our Vision and shared goals.

We promote a trusting and appreciative company culture and value colleagues of diverse backgrounds and their abilities to contribute unique viewpoints and perspectives to all aspects of the business, from drug development to marketing.

Diversity

We are proud to be an equal opportunity workplace and we believe that diversity and inclusion among our workforce is critical to our success as a global company.

Ascendis Pharma is committed to providing equal opportunity for and fair treatment of all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, gender (including pregnancy), sexual orientation, age, disability, veteran status, or other characteristics protected by law.

It is our policy that members of the Board of Directors must have the best qualifications to drive Ascendis Pharma businesses and we strive for an equal representation of genders.

When choosing between equally qualified candidates at other management levels in Ascendis Pharma, the aim is that both genders attain an equal representation.

Our Total Reward Philosophy is to be an attractive and fair employer and the key factors for compensation decisions are based on position evaluation, personal qualifications and experience, and performance assessment. We have solid processes to ensure we pay equally for equal work, regardless of e.g. gender.

We have established a solid process to ensure no discrepancy between the compensation of women and men for equal work.

Key risks

Our principal exposure in the area of respecting people and ensuring human and labor rights relates to our employees' development and well-being and our Contract Manufacturers ensuring applicable compliance, requirements and international standards.



2020
Men
Women
Board of Directors 71% 5 2 29%
Senior Leadership 75% 9 3 25%
Vice Presidents 70% 19 8 30%
Senior Directors/Directors 47% 31 35 53%
Total, other management levels
Other management levels includes employees with a managerial role at director level and up to an including Senior Leadership
56% 59 46 44%

We have solid and well-framed development activities, and health and safety compliance is embedded in our contractual requirements for vendors acting on our behalf, which minimize the risk of interactions with business partners not complying with the principles in the Ascendis Pharma Code of Business Conduct & Ethics.

A key element in risk prevention is continuously supporting training and awareness and having our Whistleblower Hotline, which is available both to employees and business partners who may submit reports on illegal or unethical behavior.

Achievements 2020

Established the Ascendis Pharma Human & Labor Rights Policy. The policy is made part of our Code of Business Conduct & Ethics and is part of all employees' mandatory on-boarding program. All Ascendis Pharma employees and Board of Directors have made a commitment to the Ascendis Pharma Human & Labor Rights Policy in 2020.

Leaders have been trained in having high-quality dialogues with their direct reports. Focus of the dialogues is performance, personal development, and collaboration. 50% of our employees have, as part of our Help People Grow program, been trained in feedback and how personal preferences may impact when collaborating across functions and locations. All training includes workshops and practical exercises. The program will continue in 2021.



Board of Directors
Senior Leadership
Vice President
Senior Directors/Director
1
6
3
3
21
48
4
9
5
12
Age <40
Age 40-54
Age >54

The gender representation in our Board of Directors is equal with 2 women and 5 men, which according to the Danish Business Authority's Guidelines is considered an equal representation*. At other management levels, we also have an equal representation, namely 46 women and 59 men.

Future goals and actions

Continue training and supporting leaders and employees in having high-quality dialogues around performance, personal development, and collaboration. Continue Help People Grow program with focus on showing care and respect while expecting the most of each other.

* https://erhvervsstyrelsen.dk/vejledning-maltal-og-politikker-den-konsmaessige-sammensaetning-af-ledelsen-og-afrapportering-herom

In brief

Focus areas and goals 2020	Status
• Setting the overall Ascendis Pharma policy on Human & Labor Rights – Develop and implement policy.	√
• People Development – All Leaders at Ascendis Pharma to be trained in our Leadership Principles. 50% of all employees to have joined our Help People Grow workshop	√

Future focus areas and goals

- Workplace safety and positive work environment – Maintain measures to prevent the spread of COVID-19 and stay focused on making employees feel safe through clear communication. Evaluate learnings from working from home during COVID-19 and decide on future work-from-home policy. Use Employee Pulse Surveys to engage with employees.
- Diversity and Equality – Update and implement Gender Policy.

SDG Target

"Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all"

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PLANET Responsible use of the Planet’s resourcesAt Ascendis Pharma, we are committed to working towards preservation of the environment, including climate and energy, through sustainable business processes. We strive to reduce the consumption of resources and to limit the emission of pollutants from the business activities we are involved in. We comply with applicable laws, regulations and industry codes, international requirements as well as our internal guidelines and are building frameworks to support our ambitions to reach our mission in line with our values. Key risks As all product manufacturing activities are outsourced at Ascendis Pharma, a key risk is related to our suppliers. Therefore, when engaging with suppliers, such as Contract Manufacturing Organizations (CMOs)/Contract Research Organizations (CROs), we contractually request and expect that all such suppliers comply with all applicable and relevant environmental regulations. We work in partnership with our suppliers and call on our suppliers to conduct themselves in a way that is both lawful and fair. We use fair, transparent processes when selecting our suppliers and contractors, and regularly review our existing relationships. We expect our CMOs/CROs to operate in an environmentally responsible and effective manner and not to tolerate any misconduct, including violation of environmental regulations. We have processes and procedures in place to minimize any environmental, health and safety risks our employees may be exposed to in our Research and Development organization with laboratories in both Germany and the US. Achievements 2020 In 2020, we have implemented our policy on protection of the environment, including preventing pollution and promoting efficient energy use. This policy is stated in our Code of Business Conduct & Ethics and all current and new employees at Ascendis Pharma have been trained through awareness, e-learning, and tests. Future goals and actions Along with the growth of Ascendis Pharma and our aim of becoming a fully integrated biopharmaceutical organization, our risks will increase and change rapidly as will our ambitions. We will furthermore focus on our Environmental, Health and Safety work and impact, and a specific Third-Party Compliance Program will be designed. In brief Focus areas and goals 2020 Status • Ascendis Pharma Policy on Environment, â^š Climate and Energy – Establish and implement overall policy. Future focus areas and goals • Strengthen our Environmental, Health and Safety Approach – Support our policy with further policies and processes. • Third-Party Compliance – Establish framework for the Ascendis Pharma Third-Party Compliance approach. SDG Target “Ensure sustainable consumption and production patterns”

INTEGRITY Integrity in everything we do Acting with integrity is the foundation of everything we do. This is how we build relationships, trust, and respect. When we act in a responsible and honorable way, follow high ethical standards, and live up to our values, we will attract attention from others and be perceived as a trustworthy and reliable business partner. We place a high value on our credibility and reputation in the community and we do not tolerate any prohibited conduct, i.e., corruption, fraud, collusion, coercion, obstruction, money laundering or terrorist financing in any activities or operations. We operate in an increasingly complex regulatory environment and are building our corporate compliance program to support compliance with applicable laws, regulations, and industry standards. The Ascendis Pharma Code of Business Conduct & Ethics is key to our compliance approach and defines the fundamental principles and rules governing the behavior that is demanded and expected. The Code of Business Conduct & Ethics defines our policy within a number of areas, including Anti-corruption, Interaction with Healthcare Professionals, Compliant Communication, and Data Privacy. Key risks Our principal exposure in 2020 within this area is interacting with our stakeholders in a compliant manner, including ensuring data privacy and compliant communication. We interact with Healthcare Professionals and -Organizations to provide or obtain scientific or educational information and knowledge, or to support medical research. Such interaction is conducted in a truthful manner, complying with all applicable laws, regulations, industry codes and internal guidelines. We strive to minimize the risk through processes and training.Achievements 2020 A thorough update of our Code of Business Conduct & Ethics has been made and implemented in the entire organization through awareness, training, and tests. Specific policies and procedures to minimize our risks have been developed and implemented in the relevant parts of the organization. We are fully committed to our data privacy work and ensuring accountability and compliant processing of personal data. We are continuing our work to ensure accountability and legal compliance. We created awareness about our Whistleblower Hotline through e-learning, posters, and communications. Our Whistleblower Hotline is available both for employees as well as business partners. Future goals and actions Continuing our dedicated work with our Compliance Dashboard to maintain Ascendis Pharma at a level consistent with our company mission of becoming a fully integrated biopharmaceutical company. This includes further development and implementation of relevant policies and processes on a risk-based approach. Focus on data ethics, namely the ethical dimension of the relations between technology on the one side and citizens’ fundamental rights on the other side.In brief Focus areas and goals 2020 Status • Foster a responsible and compliant â^š baseline conduct and compliance culture – Implement updated Code of Business Conduct & Ethics, with training in the form of e-learning and test. Completion rate target of 100%. • Ensure compliant interaction with â^š Healthcare Professionals – Implement various processes with extensive training to support compliant interaction and communication. • Processing personal data in an ethical â^š and compliant manner – Implement policies and processes together with awareness and training to support accountability. • Support a speak-up culture – Raise â^š awareness of our Whistleblower Hotline. Future focus areas and goals • Long-term compliance culture approach – Establish 2021+ strategy with long-term key performance indicators for the Ascendis Pharma work within Compliance & Ethics. • Increase focus on Data Ethics – Develop and Implement policy for Ascendis Pharma Data Ethics. • Business Partner Compliance – Develop framework for ensuring Third-Party Compliance, including screenings, assessments, and Code of Ethics. The aim is to strengthen the responsibility and transparency throughout our value chain, with focus on suppliers and customers. SDG Target “Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels”

FOCUS AREAS AND GOALS IN 2020

SDG	Goal	Outcome
3 GOOD HEALTH AND WELL-BEING	*"Ensure healthy lives and promote well-being for all at all ages"*	• Established and implemented processes for Medical Grants and Donations, and a dedicated Grants Committee. • Established solid processes for legal, medical, and regulatory review of communication material in the US to ensure compliant communication, including establishment of Scientific Review Committee to ensure the scientific basis of our communications. • Established two awareness campaigns to support the awareness of hypoparathyroidism and pediatric growth disorders, namely the Hypopara Day (hypoparathyroidism) and Growth Awareness Day (for pediatric growth disorders). • Established and implemented overall Ascendis Pharma position on Animal Welfare and embedded it in our Code of Business Conduct. hics.
8 DECENT WORK AND ECONOMIC GROWTH	*"Promote sustained, inclusive and sustainable economic growth, full and productive employ-ment and decent work for all"*	• Developed and implemented the overall Ascendis Pharma policy on Human & Labor Rights. • To promote people development, all Leaders at Ascendis Pharma have been trained in our Leadership Principles. 50% of all employees have joined our Help People Grow workshop.
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	*"Ensure sustainable con-sumption and production patterns"*	• Developed and implemented the overall Ascendis Pharma policy on Environment, Climate and Energy.
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	*"Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels"*	• Implemented updated Code of Business Conduct & Ethics, with training in the form of e-learning and test. Met completion rate target of 100%. • Implemented various processes with extensive training to support compliant interaction and communication with Healthcare Professionals. • Implemented policies and processes together with awareness and training to support accountability when processing personal data in an ethical and compliant manner. • Raised awareness of our Whistleblower Hotline to support a speak-up culture.

FUTURE FOCUS AREAS AND GOALS

SDG	Goal	Outcome
3 GOOD HEALTH AND WELL-BEING	*"Ensure healthy lives and promote well-being for all at all ages"*	• Initiate drafting of overall patient advocacy framework. • Develop solid processes and procedures to ensure compliance. • Increase focus on Animal Welfare and support our Animal Welfare position with further policies and processes.
8 DECENT WORK AND ECONOMIC GROWTH	*"Promote sustained, inclusive and sustainable economic growth, full and productive employ-ment and decent work for all"*	• Maintain measures to prevent the spread of COVID-19 and stay focused on making employees feel safe through clear communication. Evaluate learnings from working from home during COVID-19 and decide on future work-from-home policy. Use Employee Pulse Surveys to engage with Employees. • Update and implement Gender Policy.
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	*"Ensure sustainable con-sumption and production patterns"*	• Strengthen our Environment, Health and Safety approach by implementing further policies and processes. • Establish framework for the Ascendis Pharma Third-Party Compliance approach.
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	*"Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels"*	• Establish 2021+ strategy with long-term key performance indicators for the Ascendis Pharma work within Compliance & Ethics. • Develop and implement policy for Ascendis Pharma Data Ethics. • Develop framework for ensuring Third-Party Compliance, including screenings, assessments, and Code of Ethics. The aim is to strengthen the responsibility and transparency throughout our value chain with focus on suppliers and customers.

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Photo: Niels Nygaard

Ascendis Pharma A/S
(Company Reg. No. 29918791)
Tuborg Boulevard 12
2900 Hellerup
Denmark
Tel: +45 70 22 22 44

Ascendis, Ascendis Pharma, Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group.

© February 2021 Ascendis Pharma A/S. Version 1.0.